Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

May 4, 2017

VIA EDGAR SUBMISSION

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Mr. Tony Burak

Re: Advanced Series Trust

SEC Staff Comments on Annual Form N-CSR Filing (12/31/2015)

On behalf of Advanced Series Trust (the “Trust”), we are submitting this letter in response to comments which we received by telephone from Mr. Tony Burak of the staff of the Securities and Exchange Commission (the “SEC”) on December 5, 2016 relating to the staff’s review of the Trust’s annual report to shareholders on Form N-CSR for the fiscal year ended December 31, 2015.

Sadiq Peshimam, Treasurer and Principal Financial and Accounting Officer for the Trust, and Jonathan D. Shain, Assistant Secretary of the Trust, participated in the December 5, 2016 telephone discussion with Mr. Burak.

For your convenience, we have set forth each comment below, followed by the Trust’s response.

1.	Comment: With respect to the Management Discussion of Fund Performance (“MDFP”) included in the annual report pertaining to the AST T. Rowe Price Asset Allocation Portfolio, the definition of the Blended Index as it appears in the annual report does not contain the same constituent indexes as appears in the Trust’s April 2016 prospectus. In particular, the prospectus indicates that the Blended Index includes the MSCI EAFE USD ND Unhedged Index (12.5%), but this same constituent index does not appear in the annual report definition for the Blended Index.

Response: Upon comparing the definition of the Blended Index in the MDPF versus the description of the Blended Index in the annual report, we have not been able to identify any discrepancy or difference in the Blended Index definition as it appears in both documents with respect to the AST T. Rowe Price Asset Allocation Portfolio.

We believe that this comment, however, may have been intended for the AST Schroders Global Tactical Portfolio, whose MDFP appears on the page in the annual report immediately preceding the page where the MDFP for AST T. Rowe Price Asset Allocation Portfolio appears. In reviewing the definition of the Blended Index as it appears in the MDFP for AST Schroders Global Tactical Portfolio versus the definition for this same Blended Index as it appears in the Prospectus, we observed that in the annual report the definition does not clearly indicate that the Blended Index includes both a 12.5% weighting for the MSCI EAFE USD ND Hedged Index and a 12.5% weighting for MSCI EAFE ND Local Hedged Index.

The annual report for the fiscal year ended 12/31/2016 more clearly identified the constituent indexes of the Blended Index for the AST Schroders Global Tactical Portfolio.

2.	Comment: With respect to the Schedule of Investments (“SOI”), for credit default swaps (“CDSs”) for each fund that sells protection, please confirm that the funds can cover the full notional amount of the swap in the event of a credit event; i.e., that there is sufficient cash, liquid securities or other sources of liquidity available to satisfy commitments incurred through the CDSs.

This comment is applicable to the following funds:

AST AB Global Bond Portfolio

AST Goldman Sachs Global Income Portfolio

AST Goldman Sachs Strategic Income Portfolio

AST Goldman Sachs Multi-Asset Portfolio

AST Academic Strategies Asset Allocation Portfolio

AST JP Morgan Strategic Opportunities Portfolio

AST Advanced Strategies Portfolio

AST BlackRock Global Strategies Portfolio

AST BlackRock/Loomis Sayles Bond Portfolio

AST BlackRock Low Duration Portfolio

AST Prudential Growth Asset Allocation Portfolio

AST T. Rowe Price Asset Allocation Portfolio

AST Investment Grade Bond Portfolio

AST Prudential Core Bond Portfolio

AST Western Asset Core Plus Bond Portfolio

Response: Mr. Peshimam confirmed that for written over-the-counter CDS contracts, the policy is to maintain sufficient liquid assets within each fund to satisfy any commitments that may arise in case there is a credit event related to the reference entity or security.

3.	Comment: With respect to the fair value hierarchy, there appear to have been transfers of securities between levels of the hierarchy. When a security is transferred to a different level within the hierarchy, ASC 820 requires that the reason(s) for the level transfer be explained. If the Trust follows an established and approved materiality threshold, below which transfers are not required to be explained, then please confirm this in the Trust’s response letter and explain the materiality threshold or limit.

Response: Mr. Peshimam commented that the Trust utilizes a materiality threshold to determine the applicability of this disclosure and that we would include this threshold in our response, which is set out below:

With respect to the materiality threshold or limit, it is the Trust’s policy is to disclose transfers between levels of the fair value hierarchy only if the amount of transfer is greater than 1% of the current reporting period end’s net assets

4.	Comment: With respect to securities lending activities engaged in by the Trust, footnote (a) to the Schedules of Investments (“SOI”) denote securities on loan, and indicate that “[s]ecurities on loan are subject to contractual netting arrangements.” Although this footnote generally discloses that the securities lending activity is subject to netting, pursuant to ASU 2011-11 and ASU 2013-01, securities lending transactions that are subject to master netting arrangements or similar arrangements must be more specifically disclosed and identified in the financial statements. We would note that many mutual funds present the required information in a table format, to show the effects of the offsetting.

Response: Mr. Peshimam commented that disclosure with respect to the offsetting appeared in a footnote to the Schedule of Investments. However, in response to this comment, Mr. Peshimam agreed that beginning with the annual report for the fiscal year ended 12/31/2016, netting arrangements would be disclosed in a separate table in the financial statements.

5.	Comment: With respect to the funds listed below, the financial statements appear to show that the funds may be concentrating in a given sector/ industry. However, the Prospectus does not include corresponding disclosures which discuss the concentration(s) and the risk(s) associated with such concentration.

AST Wellington Management Real Total Return Portfolio (Japanese securities–31% of fund)

AST Goldman Sachs Large-Cap Value Portfolio (Financials–29% of fund)

AST Goldman Sachs Small-Cap Value Portfolio (Financials–27% of fund)

AST Jennison Large-Cap Growth Portfolio (Technology—39% of fund)

AST Hotckhis & Wiley Large-Cap Value Portfolio (Financials—27% of fund)

AST Loomis Sayles Large-Cap Growth Portfolio (Technology—34% of fund)

AST MFS Growth Portfolio (Technology—33% of fund)

AST MFS Large-Cap Value Portfolio (Financials—27% of fund)

Also, with respect to the funds listed below, “focus risk” is identified in the Prospectus, but no principal strategy with respect to concentration is disclosed in the Prospectus:

AST International Value Portfolio (Financials—27% of fund)

AST Small-Cap Growth Opportunities Portfolio (Health Care—29% of fund)

Response: The Trust’s most recent prospectus, dated May 1, 2017 includes revised disclosures with respect to the risks associated with concentration with respect to each of the funds listed above.

6.	Comment: With respect to the funds listed below, in the SOIs the fixed-income securities owned by these funds are aggregated for both short-term and longer-term debt instruments. Pursuant to Regulation S-X 12-12, aggregation is permissible only for short-term debt instruments (i.e., debt instruments whose maturities or expiration dates at the time of acquisition are one year or less) of the same issuer.

AST Advanced Strategies Portfolio

AST Prudential Growth Asset Allocation Portfolio

AST Bond Portfolio 2017

AST Bond Portfolio 2026

Response: Mr. Peshimam noted that the securities would be disaggregated for reporting purposes as recommended by the SEC. The recommendation was implemented in the financial reports effective October 31, 2016 for all funds.

7.	Comment: With respect to the AST Prudential Core Bond Portfolio and the AST Western Asset Core Plus Bond Portfolio, the financial statements show that at year-end each fund held large positions in derivatives. The Prospectus disclosures for each fund identify derivatives as a principal risk, however, derivatives are not identified or disclosed as a principal strategy in the Prospectus.

Response: The principal strategy disclosures for each fund have been revised in the Prospectus dated May 1, 2017, to identify derivatives as a principal strategy for each fund.

8.	Comment: With respect to the AST Western Asset Emerging Markets Debt Portfolio, please consider including disclosure to the Prospectus discussing emerging markets debt as a principal risk. The Prospectus discloses that emerging markets debt is a principal strategy for this fund, but the Prospectus does not discuss emerging markets debt as a principal risk of investing in the fund.

Response: In the Prospectus dated May 1, 2017 disclosure pertaining to the risks of investing in emerging markets has been included for this fund.

9.	Comment: With respect to the Statement of Assets and Liabilities for the funds listed below, any accrued expenses / liabilities that are material should be disclosed separately, as required by Regulation S-X 6-04 ¶ 10.

AST Emerging Managers Diversified Portfolio (75% of liabilities grouped in “accrued expenses and other liabilities”)

AST Managed Alternatives Portfolio (70% of liabilities grouped in “accrued expenses and other liabilities”)

AST Managed Fixed Income Portfolio (72% of liabilities grouped in “accrued expenses and other liabilities”)

Response: Mr. Peshimam confirmed that going forward, all material items will be disclosed separately.

10.	Comment: With respect to each of AST AQR Emerging Markets Equity Portfolio, AST Large-Cap Value Portfolio and AST Parametric Emerging Markets Equity Portfolio, the financial statements indicate a balance for receivables due from an affiliate at year-end. Please explain why these transactions were not disclosed in the note to the financial statements which discusses affiliated transactions.

Response: Mr. Peshimam noted that Affiliated Party transactions represented tax reimbursements from the parent company, Prudential Financial, Inc., for differences in rates applicable to partnerships and RICs. The amount reported in the Notes to the financial statements included the aggregate amount reimbursable by the affiliate for the entire fiscal year, which included the amount receivable at year end. Therefore, the amount receivable at year end was not broken out separately.

11.	Comment: In the notes to the financial statements (note 3), fee waivers and/or expense limitations for applicable funds are disclosed. Please explain whether amounts waived or reimbursed are subject to recoupment in subsequent fiscal years.

Response: Fee waivers and/or expense limitations are not subject to recoupment in subsequent fiscal years. Corresponding disclosure was included in the Trust’s annual report for the fiscal year ended December 31, 2016 and also in the Trust’s Prospectus dated May 1, 2017.

12.	Comment: The funds’ use of interfund lending is not explained or disclosed in the financial statements or the notes thereto.

Response: The Trust does not engage in interfund lending. The Trust recently received an exemptive order from the SEC granting the Trust permission to engage in interfund lending, but the Trust has not commenced any interfund lending program at this time.

13.	Comment: The note pertaining to “Other Transactions with Affiliates” (note 4) shows that reimbursements for foreign withholding taxes have been outstanding since 2014. Please explain why these items remain outstanding.

Response: Mr. Peshimam noted that the amounts are reimbursed on a timely basis, generally no less frequently than a quarter. The amounts relating to 2014 primarily reflected new taxes imposed by Japanese regulators for which the reclaim process was not clear; i.e. whether the fund could reclaim the full amount or whether it could not be reclaimed. Once it was determined that the cost of reclaiming the amount on behalf of the funds was not reasonable and that the partnership structure would cause additional challenges in pursuing the reclaim, the amount was instead claimed from the parent company, Prudential. Since 2016, these amounts are reimbursed to the funds no less frequently than on a quarterly basis.

14.	Comment: The note pertaining to “Subsequent Event” (note 11) discloses that Prudential “…failed to maximize securities lending income for certain Portfolios….” Please explain the circumstances, and please provide an update on the current status and disposition of this matter.

Response: Mr. Peshimam noted that on June 30, 2016 Prudential made a payment to the impacted funds, which information he noted was disclosed in the financial statements for the Trust for the semi-annual period ended June 30, 2016.

The following note (Note 4) was included in the Trust’s semi-annual financial statements for the semi-annual period ended June 30, 2016:

In February 2016, Prudential, the parent company of the manager/co-managers (PI and AST Investment Services) self reported to the Securities and Exchange Commission (SEC) and certain other regulators that, in some cases, it failed to maximize securities lending income for certain Portfolios of Advanced Series Trust due to a long-standing restriction benefitting Prudential. The Board was not notified of the restriction until after it had been removed. Prudential paid each of the affected Portfolios an amount equal to the estimated loss associated with the unauthorized restriction. At the Board’s direction, this payment occurred on June 30, 2016. The estimated opportunity loss was calculated by an independent consultant hired by Prudential whose calculation methodology was subsequently reviewed by a consultant retained by the independent trustees of the Portfolios. The amount of opportunity loss payment to each of the Portfolios is disclosed in the respective Portfolios’ “Statement of Changes in Net Assets” and “Financial Highlights” as “Capital Contributions.”

The SEC Staff and other regulators are currently reviewing the matter.

15.	Comment: The financial highlights for the funds listed below indicate high portfolio turnover, but the risk(s) associated with frequent trading are not discussed in the Prospectus. If these funds have a principal strategy that includes frequent trading, there should be appropriate disclosure in the Prospectus.

AST Goldman Sachs Strategic Income Portfolio

AST Goldman Sachs Multi-Asset Portfolio

AST Advanced Strategies Portfolio

AST BlackRock Global Strategies Portfolio

AST BlackRock Loomis Sayles Bond Portfolio

AST Prudential Growth Asset Allocation Portfolio

AST Lord Abbett Core Fixed Income Portfolio

AST Western Asset Core Plus Bond Portfolio

AST BlackRock Low Duration Bond Portfolio (frequent trading is discussed as a principal strategy,

but without a corresponding risk disclosure in the Prospectus)

Response: We have reviewed the Prospectus disclosures for each of the funds, and, as applicable, have included risk disclosure pertaining to high portfolio turnover in the Trust’s Prospectus dated May 1, 2017.

16.	Comment: In the Prospectus fee table for new funds which incepted in July 2015, the expense examples are provided for the 1, 3, 5 and 10 year-periods. However, pursuant to Form N-1A, Item 3, Instruction 6, the expense examples are to be provided only for the 1 and 3-year periods where a fund includes financial statements for the fund’s initial fiscal year reporting operating results for a period of 6 months or less.

Also, for the new funds which incepted in July 2015, pursuant to Form N-1A, Item 3, Instruction 5, where the portfolio turnover that is reported is for less than a full fiscal year, “the period for which the information is provided” must be disclosed.

Response: Mr. Peshimam noted that going forward the Trust’s Prospectus would include expense examples only for the 1 and 3- year periods where a fund includes financial statements for the fund’s initial fiscal year reporting operating results for a period of 6 months or less.

Additionally, going forward, where portfolio turnover is reported for less than a full fiscal year, the Trust’s Prospectus will specifically identify the time period to which the portfolio turnover pertains.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel